January 14, 2015

Via Edgar

Ms. Erin E. Martin

Senior Counsel

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Landmark Apartment Trust, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2013
Filed March 14, 2014
File No. 000-52612

Dear Ms. Martin:

Set forth below are the responses of Landmark Apartment Trust, Inc. (the “Company”) to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) pertaining to the Company’s Form 10-K for the fiscal year ended December 31, 2013 (the “10-K”) contained in your letter dated December 30, 2014 to Stanley J. Olander, Jr., Chief Executive Officer of the Company. To facilitate your review, we have set forth each of your comments below with the Company’s corresponding response.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 51

1.	Comment: We note you provide same-property results in your quarterly supplemental information. Please tell us why this information is not included in your Form 10-K.

Response: Commencing with its upcoming Form 10-K filing for the fiscal year ended December 31, 2014, the Company will provide same-property results.

Distributions, page 66

Ms. Erin E. Martin

Senior Counsel

United States Securities and Exchange Commission

Division of Corporation Finance

January 14, 2015

2.	Comment: We note your discussion of cumulative distributions paid compared to cash flow from operations. In future filings, please also show the relationship of the total distributions paid, including any amounts reinvested through the DRIP, and earnings.

Response: Commencing with its upcoming Form 10-K filing for the fiscal year ended December 31, 2014, the Company will present the relationship of the total distributions paid, including any amount reinvested through the DRIP, and earnings in its future filings.

Form 10-Q for the Period ended September 30, 2014

3.	Comment: We note you have disclosed a performance measure referred to as “adjusted funds from operations.” Please provide us with a detailed analysis of why this measure is useful to investors. Where appropriate, please address the usefulness of each significant adjustment.

Response: We respectfully note for the Staff that the Company has previously disclosed its reason for presenting “adjusted funds from operations” on pages 44-45 of the Company’s Form 10-Q for the quarter ended September 30, 2014.

The Company acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact the undersigned at (804) 955-1101 with any further questions or comments.

Very truly yours,

/s/ Stanley J. Olander, Jr.

Stanley J. Olander, Jr.,

Chief Executive Officer

Cc:	Peter McPhun, Division of Corporation Finance
Kevin Woody, Division of Corporation Finance
Jerard Gibson, Division of Corporation Finance
Anthony Szydlowski, Executive Vice President, General Counsel and Secretary
Stuart A. Barr, Partner, Hogan Lovells US LLP